UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

CoConnect, Inc.

 (Exact name of registrant as specified in its corporate charter)

Nevada	000-26533	82-3807447
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3651 Lindell Road, Suite D565 Las Vegas, NV 89103
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (424) 256-8560

CoConnect, Inc.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF COCONNECT, INC.

INTRODUCTION

This Information Statement is being mailed or delivered on or about February 20, 2018 to the holders of the common stock, par value $0.001 per share (the “Common Stock”), CoConnect, Inc., a Nevada corporation (“CoConnect”), in connection with the change of control and composition of the Board of Directors of CoConnect (the “Board”) as contemplated by that certain Joint Venture Interest Contribution Agreement (the “Contribution Agreement”) made and entered into as of February 14, 2018 by and among (i) Mastermind Involvement Marketing, a Georgia joint venture ( “MIM JV”); (ii) CoConnect Inc., and (iii) Mastermind Marketing, Inc, a Georgia Corporation (“MM Inc.”), Digital Advize, LLC, a Georgia limited liability company (“Advize”), and Villanta Corporation, a Georgia Corporation (“Villanta”, together with Advize and MM Inc., the “Sellers”).

Pursuant to the Contribution Agreement the Sellers shall contribute, transfer, assign and convey to CoConnect all right, title and interest in and to one hundred percent (100%) of such joint venture interest in the MIM JV (the “Contributed Joint Venture Interest”), together with any and all rights, privileges, benefits, obligations and liabilities appertaining thereto, reserving unto such Seller no rights or interests therein whatsoever, and (ii) CoConnect will accept the contribution of the Contributed Joint Venture Interest, and in consideration for such contribution the Sellers collectively shall be entitled to receive from CoConnect  twenty-nine million two hundred thirty-six thousand seven hundred fifty-nine (29,236,759) of CoConnect ’s common stock, $.001 par value (the “CoConnect Common Stock”) representing eighty-five percent (85%) of the total outstanding CoConnect Common Stock after the issuance of the Contribution Consideration (the “Contribution Consideration”) with each Seller receiving for its respective percentage of Contributed Joint Venture Interest that same percentage of the Contribution Consideration (such transaction, the “Business Combination”). As a result of the Business Combination, the Sellers became the controlling shareholders of CoConnect and CoConnect obtained all the ownership interest of MIM JV.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of CoConnect’s stockholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the Contribution Agreement.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Contribution Agreement, the Sellers, collectively, own 29,236,759 shares of Common Stock, or 85% of the CoConnect’s outstanding voting securities, resulting in a change in control of CoConnect.

In connection with the change in control, Bennet Yankowitz, CoConnect’s President, Chief Executive Officer, Chief Financial Officer and sole director, has resigned from his officer positions with CoConnect and will resign from his director position, which resignation will become effective on the Effective Date. Daniel A. Dodson was appointed Chief Executive Officer, Michael Gelfond was appointed Executive Vice President, and Ricardo Rios was appointed Senior Vice President on February 14, 2018.

Other than the transactions described above, CoConnect knows of no arrangements which may result in a change in control of CoConnect.

To CoConnect’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to CoConnect or has a material interest adverse to CoConnect in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

 NO VOTE OR OTHER ACTION BY COCONNECT’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

CoConnect’s authorized capital stock consists of five billion (5,000,000,000) shares of Common Stock and one million shares (1,000,000) shares of preferred stock, par value $0.001 per share.  Each share of Common Stock is entitled to one vote. As of February 20, 2018, thirty-three million eight hundred seventy thousand five hundred twenty (33,870,520) shares of Common Stock were issued and outstanding. There are five hundred twenty-five thousand six hundred sixty-seven (525, 667) options outstanding that are exercisable for shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of CoConnect’s Common Stock by (i) each stockholder known by CoConnect to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of CoConnect and (iii) by all executive officers and directors of CoConnect as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

The business address of each person listed below is c/o Mastermind Marketing, Inc., 1450 W. Peachtree Street NW, Atlanta, GA 30309.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Mastermind Marketing, Inc.	17,542,055	51%
Digital Advize, LLC	2,923,676	8.5%
Villanta Corporation	8,771,028	25.5%

Total	29,236,759	85%

DIRECTORS AND OFFICERS

Below are the names of and certain information regarding CoConnect’s current executive officers and directors who were appointed effective as of the closing of the Business Combination:

Name	Age	Positions Held with the Registrant
Daniel A. Dodson	58	Director, President, Chief Executive Officer
Michael Gelfond	45	Executive Vice President
Ricardo Rios	42	Senior Vice President

Biographies of Directors and Executive Officers

Daniel A. Dodson.  Mr. Dodson has served as chief executive officer and sole director of MIM JV since January 1, 2012, the date of our inception and is president and Chief Executive Officer of CoConnect since February 14, 2018. He will be the Sole Directo on the Effective Date. In 1984, Mr. Dodson was the founder, sole owner and president of National Promotion Services which was subsequently renamed Mastermind Marketing, Inc. and continues to be its president and sole owner. Mr. Dodson is considered an involvement marketing expert with demonstrated ability to leverage social, mobile, digital and promotion to facilitate the engagement of people with well-known brands to achieve increased client revenues and delivery of measurable returns on marketing investments. Mr. Dodson has been published in numerous trade publications and has been an invited speaker on the subject of involvement marketing at conferences and trade shows around the world. Mr. Dodson received his BBA in Accounting from Georgia State University in 1982.

Michael Gelfond.  Mr. Gelfond was appointed as our Executive Vice President in February 2018. From July 2010 through February 2017, Mr. Gelfond was Executive Vice President and Partner at Mastermind Marketing, Inc. Prior to July 2010, Mr. Gelfond was one of the founders and Vice President of Creative Digital Group, which was formed in February 2002 and sold to Digtias/LBi, a major independent global interactive agency, in May 2007. From July 1995 to 2002, Mr. Gelfond was Sr. Account Manager with iXL, a global digital agency with over 3000 offices. Mr. Gelfond is an award-winning leader in the digital marketing industry with a proven track record of results with his clients. Since 2005, Mr. Gelfond has been a member of the Board of Directors Ian’s Friends Foundation, a pediatric brain cancer lab funding charity, and since 2016, a member of the Board of Directors of Read with Malcolm, which was founded by Malcolm Mitchell, a member of the New England Patriots football organization. Mr. Gelfond received his BA degree from the University of Georgia in May 1995. Mr. Gelfond is an award-winning, conference speaker/contributor on radio and TV on all matters of digital marketing. A 2010 winner of Atlanta 40 Under 40 award, Mr. Gelfond has proven track record of results with his clients.

Ricardo Rios.  Mr. Rios was appointed as Senior Vice President of MIM JV in May 2016 and of CoConnect in February, 2018. From November 2010 through July 2015, Mr. Rios was Vice President of Digital Marketing for Citi Retail Services, a division of Citigroup. Prior to November 2010, Mr. Rios held various positions in the digital marketing and marketing agency industry. Mr. Rios received his Bachelor’s degree in Business Administration with a major in Finance from the University of Arizona in December 1998.

Director Independence

CoConnect is not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the Board be “independent” and, as a result, is not at this time required to have on its Board comprised of a majority of “Independent Directors.”

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by the Board as a whole.

Family Relationships

There are no family relationships between or among CoConnect’s directors and executive officer.

Legal Proceedings

To CoConnect’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of CoConnect is a party adverse to CoConnect or has a material interest adverse to CoConnect.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CoConnect has not engaged in with persons who were directors, officers or affiliates before and at the time of the transaction, and persons known by it to be the beneficial owners of 5% or more of its common stock during the years ended December 31, 2017 and 2016.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires CoConnect’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. CoConnect is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of its Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

CoConnect’s officers and director did not receive any compensation for his services rendered to CoConnect for the fiscal year ended December 31, 2017. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by CoConnect for the benefit of its employee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2018	CoConnect, Inc.
	By:	/s/ Daniel A. Dodson
Daniel A. Dodson Chief Executive Officer